

November 16, 2021

Domenic Dell'Osso, Jr
President, Chief Executive Officer and Chief Financial Officer
CHESAPEAKE ENERGY CORP
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re: CHESAPEAKE ENERGY CORP**
> **Registration Statement on Form S-3**
> **Filed November 5, 2021**
> **File No. 333-260833**

Dear Mr. Dell'Osso:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at 202-551-3162 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kevin Richardson